Exhibit 21.1

Cars.com Inc. Subsidiary List

Entity	State of Incorporation/Formation
Cars.com Holdings, Inc.	Delaware
Cars.com Holdings, LLC	Delaware
Cars.com, LLC	Delaware
DealerRater Canada, LLC	Massachusetts
DealerRater.com, LLC	Massachusetts
DMR Holdings, Inc.	Delaware
DR Media Holdings, LLC Dealer Inspire, Inc.	Delaware Delaware